UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): | | FORM 10-KSB   |X| FORM 10-QSB  | | FORM 11-K  | | FORM N-SAR

         For Period Ended: December 31, 2005

     | |    Transition Report on Form 10-K and Form KSB
     | |    Transition Report on Form 20-F
     | |    Transition Report on Form 11-K
     | |    Transition Report on Form 10-Q and Form 10-QSB
     | |    Transition Report on Form N-SAR For the transition period
            ended_______________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THATf THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full name of registrant: Splinex Technology Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 550 West Cypress
                                                           Creek Road, Suite 410

City, State and Zip Code:  Ft. Lauderdale, Florida 33309

PART II- RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)


      The Company could not complete the Form 10-QSB within the prescribed time because the Company's management was unable to complete the review of its consolidated financial statements by February 14, 2006. The delay could not be cured without unreasonable effort or expense. The Company represents that the Form 10-QSB will be filed no later than the 5th day following the date on which the Form 10-QSB was due.


PART IV- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

             Gerard Herlihy                    (954) 660-6565
             --------------                    --------------
                 (Name)                  (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes | | No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net losses of $248,113 and $2,039,817 for the three months and nine months ended December 31, 2005, respectively, compared to reported net losses of $901,610 and $2,389,584 for the three months and nine months ended December 31, 2004, respectively.

The Company's decrease in net losses for the three months ended December 31, 2005 reflects the termination of a substantial part of the Company's software development team and reduced administrative overhead costs and marketing expenditures due to limited funds available for operations. The Company's decrease in net losses for the nine months ended December 31, 2005 primarily resulted from reduced research and development expenses and legal and transaction costs, partially offset by increased administrative expenses due to severance expenses. Research and development expenses decreased due to the termination of a substantial part of the Company's software development team. Legal and transaction costs were $512,320 for the nine months ended December 31, 2004 and were incurred in connection with the merger of Ener1 Acquisition Corp. with and into the Company and the registration of the Company's common stock issued in the merger with the Securities and Exchange Commission; there were no such costs for the nine months ended December 31, 2005.

The results of operations for the discussed above for the three and nine months ended December 31, 2005 have not yet been reviewed by the Company's auditors and are subject to change based on such review.

                             Splinex Technology Inc.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated: February 15, 2006                       BY: /s/ Gerard Herlihy
                                                   ------------------
                                               Gerard Herlihy, President